CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Statement of Additional Information constituting part of this Post-Effective Amendment No. 23 to the registration statement (No. 33-2703) on Form N-1A (the "Registration Statement") of our reports dated February 11, 2000, relating to the financial statements and financial highlights appearing in the December 31, 1999 Annual Reports of State Street Research Tax-Exempt Fund and State Street Research New York Tax-Free Fund (each a series of State Street Research Tax-Exempt Trust), which reports are also referenced in the Prospectuses. We also consent to the reference to us under the heading "Independent Accountants" in such Statement of Additional Information and to the reference to us under the heading "Financial Highlights" in such Prospectuses.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
April 26, 2000